5/26

04030408

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Redcorp Ventures

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

B

FILE NO. 82- 1824

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/26/04

82-1824

RECEIVED
2004 MAY 26 A 10:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

99

AR/S
12-31-03

RENEWAL

ANNUAL INFORMATION FORM

OF

REDCORP VENTURES LTD.

SEC MAIL RECEIVED
MAY 2 2004
WASH, D.C.
181

760 –777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

May 14, 2004

REDCORP

TABLE OF CONTENTS

1. PRELIMINARY NOTES

Financial Information

Incorporated by reference into this Annual Information form ("AIF") are the consolidated financial statements of the Company for the year ended December 31, 2003, copies of which may be obtained online from SEDAR at www.sedar.com. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada. Copies of all other materials incorporated by reference herein may also be obtained from SEDAR at www.sedar.com.

Date of Information

All information in this Annual Information Form is as of May 14, 2004 unless otherwise indicated.

FORWARD LOOKING STATEMENTS

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to the business and affairs of the Company. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Important factors are identified in this AIF under the heading "Risk Factors". Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions and changes in business strategy. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and we do not intend, and do not assume any obligation, to update these forward-looking statements.

Currency and Exchange Rates

All dollar amounts in this Initial Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The accounts of Redcorp Ventures Ltd. are maintained in Canadian dollars. All references to "U.S. dollars" or to "US$" are to U.S. dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Year Ended December 31 2003	2002	2001
Rate at end of period	US$0.7738	US$0.6339	US$0.6278
Average rate for period	US$0.7135	US$0.6369	US$0.6458
High for period	US$0.7738	US$0.6654	US$0.6706
Low for period	US$0.6350	US$0.6179	US$0.6230

The noon rate of exchange on May 14, 2004, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.7181.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Glossary of Terms

The following is a glossary of certain terms used in this AIF.

Ag Silver

Au Gold

Cu Copper

Deposit A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

g/t or gpt Grams per metric tonne

indicated resource That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured resource That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineralization A natural aggregate of one or more metallic minerals.

mineral resources A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

National Policy 2A The Canadian Securities Administrators National Policy Statement 2-A – Guide for Mining Engineers, Geologists and Prospectors.

NI 43-101 The Canadian Securities Administrators National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Pb Lead

ppb	Parts per billion
ppm	Parts per million
reserves	That part of a mineral resource which can be mined legally at a profit under economic conditions that are specified and are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study. This definition is in accordance with National Policy 2A since Redcorp's reserves were calculated under such policy.
tonne	Metric tonne or 2,204.6 pounds
TSX	The Toronto Stock Exchange
Zn	Zinc

2. CORPORATE STRUCTURE

2.1 Name and Incorporation

Redcorp was incorporated on March 20, 2000 under the laws of Canada pursuant to the *Canada Business Corporations Act* under the name of "Redcorp Ventures Ltd." ("Redcorp").

2.2 Intercorporate Relationships

Redcorp owns 100% of Redfern Resources Ltd. ("Redfern"), a company incorporated under the *Company Act* (British Columbia) on January 30, 1979. Redcorp acquired ownership of Redfern as a result of a re-organization completed on July 5, 2000 wherein the shareholders of Redfern exchanged their shares of Redfern for an equal number of common shares ("Common Shares") of Redcorp. Throughout this document references made to the "Company" refer to Redcorp and its consolidated subsidiary Redfern. At times, transactions incurred prior to the incorporation of Redcorp refer to Redfern as the party to the transaction. Redfern is now a wholly-owned subsidiary of Redcorp.

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

Redcorp is engaged in the business of exploring, acquiring, and if warranted, developing mineral properties and placing such properties into production. Redcorp was listed on the TSX on July 10, 2000. Redcorp's wholly-owned subsidiary, Redfern, owns the Tulsequah Project, as described below. Since its listing, Redcorp has proceeded to evaluate and assess various mineral properties with a view to acquisition, while Redfern has continued with exploration and development activities at the Tulsequah Project.

Tulsequah Project

Redfern's principal mineral property is the Tulsequah Project, located in northwestern British Columbia, which has been the subject of feasibility studies and development permitting since 1994 as more fully described in Item 4 below. Redfern received a Project Approval Certificate ("PAC") for the Tulsequah Project from the provincial and federal authorities on March 19, 1998 and proceeded to apply for and acquire the remaining key operating permits to construct and develop the Tulsequah Project. The Taku River Tlingit First Nation ("TRTFN") filed a petition in February 1999 for judicial review of the PAC. The review was held in March 2000 and on June 28, 2000 the British Columbia Supreme Court (the "Supreme Court") ruled in favour of the TRTFN and quashed the PAC. The Supreme Court ordered a re-consideration process for the Tulsequah Project on July 26, 2000 and the re-consideration environmental assessment review commenced in September 2000.

Redfern and the government of British Columbia (the "Crown") brought an appeal of the decision of the Supreme Court to the British Columbia Appeal Court (the "Appeal Court") and on February 1, 2002 Redfern was advised that the Appeal Court had disagreed with the majority of the judgments issued by the Supreme Court with regard to the Tulsequah Project but had upheld the decision to quash the PAC for different reasons.

However, the Appeal Court set aside the decision of the Supreme Court to refer the project to the Project Committee for a revised recommendations report. In dismissing the appeal by the Crown and Redfern, the Appeal Court directed that the Tulsequah Project be remitted directly back to the responsible Ministers for a decision on a PAC. The responsible Ministers are the Minister of Energy and Mines and the Minister of Sustainable Resource Management (collectively the "Ministers"). The Appeal Court also ruled that the law requires the Ministers to be "mindful of the possibility that their decision might infringe aboriginal rights" before issuing a PAC and, accordingly, to be careful to ensure that the substance of the TRTFN concerns had been addressed.

As a result of the Appeal Court's ruling, the Environmental Assessment Office referred the project to the responsible Ministers on June 1, 2002. The Ministers conducted a careful and thorough review, involving further meetings with the TRTFN, before deciding to grant a PAC on December 13, 2002. In March of 2002, the provincial Crown sought leave to appeal to the Supreme Court of Canada with respect to that aspect of the BC Court of Appeal decision requiring the province to consider its fiduciary responsibilities to asserted rights and entitlements of First Nations. The TRTFN also sought leave to appeal on all aspects of the Court of Appeal's decision. In November 2002, the Supreme Court of Canada granted leave to appeal to the provincial Crown but denied leave to the TRTFN submission. The Supreme Court of Canada hearings proceeded on March 24 and 25, 2004 and a decision was reserved, now expected in the fall of 2004.

Redfern believes that the central issue of the Supreme Court of Canada appeal will be the responsibilities faced by the provincial Crown in the context of resource developments in general and potentially all Crown decisions on lands claimed by First Nations where rights are asserted but not yet proven. Since the provincial Crown has already considered its fiduciary responsibilities to the TRTFN asserted rights in reaching its decision to grant the new PAC, it is believed that there is unlikely to be a detrimental result for the Tulsequah project from the outcome of this appeal. However, the Supreme Court of Canada decision may have a significant impact on future provincial decisions.

The new PAC incorporates two conditions which must be satisfied prior to commencement of construction development and disturbance. The first relates to confirmation of the nature of the sediments underlying the proposed tailings impoundment and the second to completion of chronic toxicity testwork on effluent from the proposed water treatment plant. Both conditions rely on development of protocols for satisfaction of the conditions. During 2003, Redfern engaged consultants to prepare program proposals to satisfy these conditions. These were then circulated to the required agencies for comments and revisions. A final protocol was established for the tailings pond sediment studies in August 2003 and the protocol for the chronic toxicity work was finalized in early 2004. Redfern anticipates completing the field and test programs in late May 2004 in order to discharge the conditions.

In addition, the federal department of Fisheries and Oceans (the "DFO") advised Redfern on June 18, 2002 of its informational requirements to complete a screening authorization amendment under the *Canadian Environmental Assessment Act* ("CEAA"). As several of the information requirements require the active contribution of the province of BC, particularly for wildlife issues, Redfern secured the agreement of the province to cooperate in preparation of the necessary response documents. Axys Environmental Consultants was contracted to prepare an access management plan which incorporated all of the issues associated with managing wildlife impacts on the proposed road. This work was finalized in early 2004 and the response documents were forwarded to the DFO on April 26, 2004.

During 2003, Redfern completed an exploration program at Tulsequah to locate additional resources at shallow depths adjacent to the main deposit. This work involved drilling a total of 10,109 m in 23 holes. The work was successful in locating extensions to the existing deposit on the west flank and in the discovery of a new massive sulphide lens at a higher stratigraphic level on the western side of the immediate mine area.

Hawk Property

Redcorp acquired the Hawk Property which is comprised of 264 claim units totalling 6,600 hectares, of which fifteen claims comprising 262 units are 100% owned by Redcorp. The remaining two claim units were acquired by Redcorp pursuant to an acquisition agreement dated January 24, 2002 between Redcorp and Alvin Jackson and Rudi Durfeld (the "Vendors") in consideration of a 2% net smelter returns royalty on those two claim units, advance royalty payments of $3,000 per year and the issuance of 30,000 Common Shares of Redcorp to the Vendors. The Hawk Property comprises several high grade gold quartz veins and a large zone of disseminated copper mineralization. The Hawk Property is accessible by road from MacKenzie or Fort St. James, and logging takes place within the property boundaries. The Omineca Mine Road and the 230kV Kemess power line are located 40 kilometres by road east of the Hawk Property and the BC Rail line is located 50 kilometres west of the Hawk Property.

Work by Redcorp in 2002 was successful in discovering two new mineralized quartz veins and several poorly-exposed mineralized occurrences which warrant follow-up work. Drilling was carried out on the AD, Zulu and Radio veins, with best intersections of 4.7gpt gold over 11.6 meters from the AD vein and 28.2 gpt gold over 0.3 meters from the Zulu vein. In total, 1,534 meters were drilled in twelve holes. No work was conducted on the property in 2003 although assessment work credits were filed and payments were made to the Vendors to maintain the Hawk Property in good standing.

Portugal Joint Venture

Redfern participated in an exploration joint venture in Portugal which concentrated on acquisition and development of the Aljustrel project located in the southwest part of the Iberian Peninsula in southern Portugal. Redfern sold its interest in the joint venture in May 1998 to International Vestor Resources Ltd ("Vestor") in return for 4,666,666 common shares of Vestor. On April 21, 1999, Vestor amalgamated with Auspex Minerals Ltd. to form EuroZinc Mining Corporation ("EuroZinc"). Redfern exchanged its shares of Vestor for 4,666,666 common shares of Eurozinc. As of May 14, 2004, Redfern held 330,926 shares of EuroZinc.

Oil and Gas Interests

Since 1989, Redfern has also held non-operating interests in certain producing oil and gas leases at Blue Rapids and Rose Creek, Alberta. On December 20,1999, Redfern closed the sale of its Blue Rapids interests for $560,000. Redfern continues to hold its remaining interests at Rose Creek and utilizes its share of cash flow from this property to offset some of its overhead and exploration expenditures.

Redcorp continues to seek significant mineral properties for acquisition. In late 2003, Redcorp identified a favourable massive sulphide property in Portugal which is the subject of an application for a mineral exploration contract. No definitive decision has been obtained as yet on this project application. Redcorp has also entered into an agreement with Softrock Minerals Ltd. dated April 2, 2004 whereby Redcorp grants Softrock the option to acquire a 60% joint venture interest in the property through completion of staged expenditures totalling $600,000, including 3000 metres of drilling before April 2, 2007, and staged cash payments totalling$60,000. The agreement is subject to Softrock obtaining regulatory approval. The agreement was announced on May 12, 2004 after receipt of the executed agreement and the initial cash payment.

3.2 Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or dispositions by Redcorp during 2003. Redcorp intends that Redfern will remain focussed primarily on the Tulsequah Project.

4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

Redcorp has no operating mines or other revenue-producing mineral properties. Redcorp has been engaged in the search and evaluation of mineral properties for acquisition and further exploration and, if warranted, development. Redcorp acquired the Hawk Property and Redcorp's wholly-owned subsidiary, Redfern, owns the Tulsequah Project described below and retains a small investment interest in one oil and gas producing operation at Rose Creek, Alberta.

As at December 31, 2003, Redcorp and Redfern had approximately 3 full-time employees and a number of temporary contract workers located in Canada. None of the Company's employees are organized and the Company considers its employee and contractor relations to be good.

4.2 Issuers with Asset-backed Securities Outstanding

Not applicable

4.3 Tulsequah Project

Information regarding the Tulsequah Project is provided on pages 9 to 33 of Redcorp's renewal annual information form dated May 20, 2002 (the "2002 AIF") and pages 9 to 17 of Redcorp's renewal annual information form dated May 14, 2003 (the "2003 AIF"), each of which is filed on SEDAR, and are incorporated by reference. Such information is supplemented and updated with the disclosure contained herein. The technical information on the Tulsequah Project contained in this AIF has been summarized from the technical report dated May 2, 2004 entitled "Geological Geochemical and Diamond Drilling Report on the Tulsequah Chief Property" (the "2004 Report") by Bob Carmichael, P. Geo, the Vice-President, Exploration of Redfern. Readers are encouraged to review the entire 2004 Report which is filed on SEDAR at www.sedar.com.

4.3.1 Property Description and Location

The Tulsequah Project is located on the east side of the Tulsequah River in northwestern British Columbia approximately 100 kilometres ("km") south of the town of Atlin, British Columbia and 65 km northeast of Juneau, Alaska. The Tulsequah Project minesite is located at about 110 metres above sea level. The Tulsequah Project is comprised of 49 located mineral claims and 25 crown granted claims, and covers a total area of approximately 16,089 hectares. The Tulsequah Project includes three contiguous claim groups known as the "Tulsequah Chief", "Big Bull" and "Banker" properties, and is located in the Atlin Mining Division. All of the claims are in good standing with expiry dates commencing in 2004. The Crown-granted claims are maintained through tax payments payable on July 2 annually.

Redfern holds a 100% interest in the 74 mineral claims comprising the Tulsequah Project, subject only to a royalty of $0.10 per dry ton of ore milled on the Tulsequah Chief and Big Bull properties. Redfern acquired a 40% joint venture interest in the Tulsequah Chief claims under a joint venture agreement (the "Joint Venture Agreement") dated March 25, 1987 between Redfern and Cominco Ltd. ("Cominco") of Vancouver, British Columbia, by spending in excess of $3,000,000 on exploration on the claims by December 31, 1990. Thereafter up to 1991 Redfern and Cominco incurred exploration and development costs on a pro rata basis (40:60 respectively). Pursuant to the terms of an option agreement dated December 4, 1991 as amended July 17, 1992 between Redfern and Cominco (the "Option Agreement"), Redfern acquired Cominco's remaining 60% interest in the Tulsequah Chief claims and Cominco's 100% interest in the adjoining Big Bull claims. The Joint Venture Agreement was terminated on July 17, 1992.

Environmental Matters

In late 1998, Redfern received warnings from Environment Canada concerning the alleged ongoing violation of the *Fisheries Act* with respect to the current unmitigated minewater drainage related to the prior mining activities of the 1950's. Redfern entered into discussions with Environment Canada to exercise alternatives for interim mitigation pending full mine development. As a result of these discussions Redfern implemented some passive interim mitigation commencing in May of 1999 at the Tulsequah site. In January 2000, Environment Canada advised that the matter would continue to be monitored by their Investigations and Enforcement Branch. Redfern carried out additional upgrades to the mitigation works in 2000. Monitoring continues. In June 2002, Environment Canada requested permission from Redfern to enter the site and obtain samples. Redfern acceded to the request. By letters dated July 12, 2002, Environment Canada issued Redfern with Inspector's Directions advising Redfern that samples of water emanating from the Tulsequah Chief Mine and the Big Bull Mine and entering fish-bearing waters had been determined to be deleterious to fish. The directions require Redfern to take all reasonable steps to prevent and/or mitigate the effects of such discharge. In the document Environment Canada explicitly recognized the remote location and difficulty of access to the sites and advised that a follow-up inspection would be conducted on or about

September 30, 2003. In the fall of 2002, Redfern completed an independent site investigation at the Big Bull mine site using a qualified environmental consulting firm. In the spring of 2003, Redfern contracted Klohn Crippen Consultants ("KCC") to undertake an assessment of the Tulsequah and Big Bull sites and recommend remediation measures. This work resulted in further reductions of in-mine water sources at source and diversion works to direct cleaner mine waters away from acid-generating rocks within the mine. KCC also completed an assessment of potential treatment options and proposed a pilot plant operation for a passive treatment system. These studies and actions were reported to Environment Canada officials in September 2003. Redfern also supplied Environment Canada with a detailed report and plan for conducting the pilot plant treatment system and a contingent full-treatment system for the Tulsequah Mine site. The documents were accompanied by a request for an extension of the Inspectors' Directions to June 2005 in order to effect the planned remediation activities. On May 12 2004 Redfern received from Environment Canada an Amended Inspector's Direction agreeing to Redfern's request for an extension with conditions, including regular reporting by Redfern on progress of the remediation plans and results. Redfern has proceeded with the engineering design for the proposed pilot plant system and is preparing to install the facility in late May 2004. Environment Canada is being notified of Redfern's actions. Offences under the *Fisheries Act* may result in fines and or prosecution.

On June 18, 2002, Redfern received a letter from the DFO advising that, as a result of the re-consideration process and the new Court order from the BC Court of Appeal, the DFO had determined that it required further information from Redfern in a number of areas in order to allow a decision on a CEAA screening authorization amendment. The project had previously received a CEAA screening authorization in 1998 at the time of the original PAC. Redfern determined that a large number of the information requests pertained to determination of wildlife impacts and mitigation which were under provincial authority and required responses from the responsible provincial agencies. On receipt of the new PAC in December 2002, Redfern initiated discussions with the province to obtain the information for the response to DFO. The province has agreed to complete necessary work to finalize these responses in cooperation with Redfern. This work, including wildlife management consulting studies completed under a contract jointly funded by Redfern and the province, proceeded through 2003 and was finalized in the winter of 2003. A response document incorporating the compiled information requested by DFO was submitted on April 26, 2004 in order to complete the requirements for a screening amendment authorization under CEAA.

4.3.2 Exploration and Development

As a result of the re-acquisition of the PAC, Redfern re-examined the scope of exploration and development plans for the Tulsequah Project. Significant items requiring re-evaluation and updating include the following:

- Completion of a new resource estimate conforming to the requirements of NI 43-101;

- Updating of the previous feasibility studies to incorporate current costs and new reserve definitions compliant with NI 43-101; and

- Completion of outstanding regulatory processes to remove PAC conditions and acquire an amended CEAA screening authorization.

Redfern has initiated necessary steps and actions to complete the identified regulatory processes. Redfern commenced a surface and underground drilling program in June of 2003 to explore for extensions of the existing deposit and new mineralized zones down dip of the F-anticline area which lies to the west of the main Tulsequah Chief deposit. The program was designed to expand the existing resource in preparation for a revised resource estimate to meet the requirements of NI 43-101. Amec Engineering Consultants were contracted in late 2003 to conduct a preliminary site visit and audit in preparation for this task. The complete re-estimation project has been deferred in order to incorporate the results of the 2004 drill program which will include infill drilling designed to upgrade the inferred resource category to the indicated category.

The previously reported historical resource estimate at Tulsequah is as follows:

Category	Tonnes	Au, gpt	Ag, gpt	Cu %	Pb %	Zn %
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

This resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by NI 43-101.

The exploration work completed in 2003 entailed drilling a total of 10,109 metres: 1,069 metres from two surface holes and 9,040 metres in 21 holes drilled from underground locations. The total cost of the 2003 exploration program was $1,645,040.52. This work located several high-grade intersections on the immediate west flank of the main sulphide deposit lens, including a zone of very high-grade gold and silver in the hanging wall of the main sulphide horizon which could potentially extend up-dip of the existing workings (TCU03077). The drill program also identified a new massive sulphide lens at a higher stratigraphic level on the west side of the mine area (TCU03085). The new lens was intersected in six holes, and correlates with mineralization in two previous holes drilled in 1989 and 1990 which tested the west side of the deposit. The new sulphide lens remains open towards the west and down dip and is cut by the 4400E fault zone. Further drilling is required to evaluate the zone on the west side of the fault and to depth.

One infill hole (TCU03080) was drilled in 2003 in an area of low drill density in the main Tulsequah deposit at an elevation of -300 m. This hole intersected a thicker sulphide zone than anticipated with an estimated true thickness of 35 meters and very high-grade metal values (see table).

Table 1: Significant Intersections from 2003

Hole #	From (m)	To (m)	Length	Est.True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU03072	282.3	290.4	8.1	8.1	1.30	20.03	0.59	0.22	2.65
TCU03073	238.7	248.3	9.6	7.4	1.59	18.10	1.52	0.06	0.41
TCU03077	234.4	242.0	7.6	7.6	14.58	439.28	0.07	0.62	1.06

Hole #	From (m)	To (m)	Length	Est.True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
And	246.2	252.1	5.9	5.9	3.62	173.66	0.03	0.06	0.13
And	258.9	279.3	20.4	20.4	0.36	19.60	0.34	0.32	1.78
And	300.8	303.2	2.4	2.4	0.31	4.76	0.20	0.01	5.32
TCU03078	263.2	264.9	1.7	1.7	4.40	252.75	0.65	2.95	7.80
And	332.7	339.9	7.2	7.2	1.45	13.45	2.11	0.03	4.00
TCU03079	256.4	259.9	3.5	3.5	4.30	149.75	0.50	1.80	12.27
TCU03080	430.8	467.8	37.0	34.8	3.17	100.85	1.70	1.08	5.29
Incl.	433.1	454.8	21.7	20.4	4.33	134.99	2.38	1.45	7.14
TCU03082	338.9	344.2	5.3	5.3	0.29	5.88	0.22	0.54	5.25
TCU03085	267.1	272.5	5.4	5.1	1.84	80.07	1.89	0.35	6.51
TCU03087	314.9	322.6	7.7	7.1	1.00	22.40	0.18	1.12	2.63
incl	319.7	322.6	2.9	2.7	0.31	21.20	0.09	2.47	5.50
TCU03089	339.6	340.7	1.1	1.1	0.34	10.90	0.54	0.05	5.10
TCU03091	397.1	402.6	5.5	4.4	0.55	11.46	0.47	0.66	5.72

Redfern intends to complete the remaining planned drilling in 2004 to upgrade the existing inferred resource category and to identify additional resources at depth and in the immediate mine environment. Exploration work commenced on April 2 2004 and is planned to continue through to the late fall, results of which will be incorporated in the revised resource re-estimation to be conducted by Amec.

Redfern intends to conduct an exploration program in 2004 to identify extensions to the existing resources at Tulsequah Chief and thereby expand the resource base for follow-up resource estimation and feasibility assessments. Targets identified in the preliminary planning include the open deep extensions to the H/AB lenses in the H syncline, the G zone down-dip extensions and the down-dip extensions of the upper-level shutdown resources partially developed by Cominco on the F anticline structure, prior to shutdown in 1957. This latter target has experienced almost no exploration and remains attractive to develop potential shallower resource additions within easy reach of the proposed mine re-development.

4.3.3 Sampling and Analysis

All sample preparation relating to the exploration work completed in 2003, other than sawing, was done at Eco-Tech Laboratories Ltd. at their lab in Kamloops, B.C. Initially, all samples were analyzed by multi-element ICP and geochemical gold (AA). Any samples returning >10,000 ppm copper, lead and zinc, >1000 ppb gold or >30 ppm silver were then assayed for gold, silver, copper, lead and zinc, and measured for specific gravity. Early in the program the geochemical gold analysis was replaced by a gold fire assay for all samples.

An extensive quality control program consisting of sample blanks, standards and duplicates was initiated to ensure the quality of the assay data. Control samples account for approximately 10% of all samples collected and assayed. The control samples were inserted into the sample sequence by selecting 10 random numbers between one and one hundred. Three of the random numbers correspond to sample blanks, three to duplicate samples and four to sample standards (including 2 high-grade and 2 low-grade standards). For every 100 samples, the last two digits in the sample number correspond to the type of control sample inserted.

Base metal standards were supplied by International Metallurgical and Environmental Inc., of Kelowna, B.C. These were made from material left over from a bulk sample collected from the Tulsequah deposit in 1996. No variance data was provided for the base metal standards. Gold standards were supplied by WCM Sales Ltd. of Burnaby, B.C. Blanks were made up of a barren quartz-feldspar porphyry dyke that is commonly cut by drill holes In the case of duplicates, one half of the original core was submitted for analysis, the remaining half was split in half again and submitted as a duplicate.

High Grade Standard:

A total of 24 high grade standards were submitted for analysis. Average results are presented in the following table.

High Grade Standard	Au (gpt)	AG (gpt)	Cu (%)	Pb (%)	Zn (%)
average	2.06	314.83	1.47	10.31	14.44
stddev	0.15	7.09	0.07	0.42	0.68
2stddev	0.29	14.19	0.14	0.84	1.35
avg+2	2.35	329.02	1.62	11.15	15.79
avg-2	1.77	300.65	1.33	9.47	13.08

All samples were within 2 standard deviations of the average, with the exemption of 1 gold assay, 1 copper assay and 1 zinc assay.

Low Grade Standard:

A total of 30 low grade standards were submitted for analysis. Average results are presented in the following table.

Low Grade Standard	Au (gpt)	AG (gpt)	Cu (%)	Pb (%)	Zn (%)
2003 average	2.10	140.52	0.64	0.46	1.01
Std dev	0.06	3.92	0.02	0.02	0.02
2stddev	0.12	7.84	0.04	0.04	0.04
avg+2	2.22	148.36	0.67	0.51	1.05
avg-2	1.98	132.69	0.60	0.42	0.97

All assays were within 2 standard deviations of the mean, with the exception of 2 silver and 2 zinc assays.

Blanks:

A total of 39 blanks were submitted for analysis in 2003. 5 of the 39 blanks returned with anomalous gold values ranging from 0.04 to 0.09 gpt Au. This is likely due to variability within the dyke used for the sample blank.

Duplicates:

In general, the duplicate samples compared very well with the initial sample, indicating the high level of accuracy in sample preparation and assay at the laboratory and the relatively low amount of local grade variability within the deposit.

4.4 Hawk Property, BC

Information on the Hawk Property is contained in pages 33-40 of the 2002 AIF and pages 17 to 27 of the 2003 AIF, which are incorporated by reference.

The Hawk Property has been maintained through payment of the advance royalty payments to the vendors. Redcorp has also entered into an agreement with Softrock Minerals Ltd. dated April 2, 2004 whereby Redcorp grants Softrock the option to acquire a 60% joint venture interest in the property through completion of staged expenditures totalling $600,000, including 3000 metres of drilling before April 2, 2007, and staged cash payments totalling $60,000. The agreement is subject to Softrock obtaining regulatory approval. The agreement was announced on May 12, 2004 after receipt of the executed agreement and the initial cash payment...

4.5 Issuers with Oil and Gas Operations

Redcorp has no material oil and gas operations. However, Redfern has an investment interest in a producing oil and gas well in Alberta at Rose Creek. The property is operated by Comstate Resources Ltd.

Total revenues to Redcorp from the Blue Rapids and Rose Creek producing oil and gas properties for the years 2000 through 2002 is as follows:

Year	Revenue
2000	$56,000
2001	$51,000
2002	$32,169
2003	$41,250

Redfern has had interests in these long term light, sweet oil reserves since 1989. On December 20, 1999, Redfern closed the sale of the Blue Rapids property for $560,000 effective November 1, 1999. The cash flow from the remaining properties will continue to be used to offset some of Redcorp's overhead and exploration expenditures.

Risk Factors

Information regarding the risk factors that apply to the business of Redcorp is contained on pages 40-45 of the 2002 AIF, and is incorporated by reference.

5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

The following selected financial data with respect to Redcorp's financial condition and results of operations has been derived from the audited consolidated financial statements of Redcorp for the fiscal years ended December 31, 2003, 2002 and 2001, which have been prepared in accordance with accounting principles generally accepted in Canada. The selected financial data should be read in conjunction with those financial statements ("Financial Statements") and the notes thereto ("Notes").

For its 2001 financial year, Redcorp effected a change to its method of accounting for mineral property exploration costs to expense such costs until the a project is shown to be financially viable as a result of a feasibility study and has obtained all necessary environmental assessment certificates and operating permits to allow a production decision. Prior to this change, Redcorp capitalized all direct costs related to the exploration of mineral property interests.

Year ended Dec 31	2003	2002	2001
Net revenue (1)	$116,102	$175,236	$491,615
Net earnings (loss) (3)	$(2,362,976)	$(637,135)	$(114,419)
Net earnings (loss) per share (3)(4)	$(0.07)	$(0.02)	$(0.01)
Total assets	$5,835,383	$5,485,058	$5,608,836
Long term debt (2)	$ -	$ -	$ -
Cash dividends paid	$ -	$ -	$ -

(1) Net revenue includes oil and gas revenue and interest and other revenue, before depletion allowance.
(2) There are no preferred shares authorized.
(3) Loss per share is not presented on a fully diluted basis as it is anti-dilutive.

5.2 Dividends

Redcorp has not paid any dividends on its Common Shares. Redcorp has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

5.3 Foreign GAAP

Not applicable

6. MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

The following discussion of the financial position, changes in financial position and results of operations of Redcorp and its wholly-owned subsidiary, Redfern (together the "Company" on a consolidated basis), for the two years ended December 31, 2003 should be read in conjunction with the consolidated Financial Statements of Redcorp and related Notes included therein.

Redcorp completed an amended brokered private placement financing on March 8, 2004. Under the agreement Jennings Capital Inc., as agent (the "Agent"), sold 3,333,333 flow-through Common Shares of Redcorp at a price of $0.30 per Common Share to accredited investors to raise gross proceeds of $1.0 million. In addition the Agent sold 6,666,666 units ("Units") at a price of $0.30 per Unit to accredited investors to raise $2,000,000. Each Unit consisted of one Common Share of Redcorp and one-half of a non-transferable warrant, each warrant entitling the holder to purchase one additional Common Share of Redcorp for $0.45 per Common Share for a period of two (2) years from the closing date of March 8, 2004.

The Agent received a commission equal to 8% of the gross proceeds of the flow-through Common Shares and Units sold. In addition, the Agent received 800,000 Agent's warrants equal to 8% of the total number of flow-through shares and Units sold. The Agent's warrants entitle the holder to purchase one Common Share of Redcorp for a price of $0.30 per Common Share until March 8, 2006.

6.1.1 General

The Company is primarily in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would to some extent be dependent on the world market prices of any mineral mined. The Company does not have producing mineral properties at present and operations are pre-production stage or exploratory searches for mineable deposits. Redfern has been primarily focused on acquiring, financing, and developing the Tulsequah Chief property since 1987. During the 1997 fiscal year, the final updated feasibility study on the development of a mine on the Tulsequah Chief property was completed. The results of the study indicated that a mine was economically feasible on this property and Redfern filed a Project Report for screening under the British Columbia Environmental Assessment Process. The final Project Report was filed during the 1997 fiscal year and on March 19, 1998 Redfern received a PAC from the British Columbia government to develop a mine at the Tulsequah Chief Property, subject to issuance of all further required permits. Redfern received a special use permit in 1999 for the access road to the site. Other necessary permitting applications were also initiated. Progress on these fronts was halted by the quashing of the PAC in June 2000 as a result of a judicial review filed by the Taku River Tlingit First Nation against the province of BC. A subsequent court-ordered process to re-consider the PAC was halted on February 2002 when the BC Court of Appeal ordered the project remitted back to the responsible Ministers for a new PAC decision. A new PAC was granted to Redfern in December 2002. As a result, Redfern re-initiated project activities in 2003 to conduct exploration to expand the deposit and prepare for updating the resource estimation in compliance with National Instrument 43-101 requirements.

Additional work was also conducted in 2003 towards satisfying outstanding certificate conditions and preparing a response document to allow completion of a federal CEAA screening amendment approval. These are required in order to allow development activities to proceed.

The Company has been exploring its mineral properties for sufficient reserves to justify production since inception. None of its mineral properties are yet in production and consequently these properties do not produce any revenue. The Company continues to search for advanced mineral projects.

The Company also has interests in producing oil and gas projects. The amount of ongoing revenues from these oil and gas interests is dependent on world prices for oil and gas.

The oil and gas properties have been developed and have sufficient reserves to last for the foreseeable future. No further significant additions or changes to these oil and gas properties are expected in the near future.

As at December 31, 2003, the Company has a total deficit for mineral exploration expenditures totalling $29,463,976 (2002 - $27,101,000) most of which relates to the Tulsequah Chief property. Redfern holds shares in EuroZinc which resulted from a sale in 1998 of Redfern's former interest in certain exploration properties in Portugal. The interest in EuroZinc has been recorded as a long term investment at the net book value of the assets transferred. In 2003, Redfern sold 447,500 shares of EuroZinc to record a gain of $17,170 compared to 2002 sales of 1,300,000 shares of Eurozinc for a gain of $103,890. As at December 31, 2003, Redfern retained 330,926 shares of EuroZinc.

Critical Accounting Estimates and Changes in Accounting Methods

Based on the most recent feasibility studies and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded. The Tulsequah Chief project has a capitalized value of $3,175,000 as indicated in notes 6(a) to the financial statements. Apart from the potential write-down of mineral properties that may from time to time be determined based on insufficient evidence of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company changed its accounting methods for stock-based compensation to the fair- value method in 2003, details of which are disclosed in note 2 of the consolidated financial statements. The stock-based compensation expense recorded in 2003 was $56,833.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in 2003. The Company paid $10,611 in 2003 and $18,779 in 2002 for rent and miscellaneous office costs to Canico Resource Corp., which shares two common directors with the Company. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $79,915 through to early 2006.

Fiscal 2003 Compared with Fiscal 2002

During 2003, the Company re-oriented its exploration and development focus to the Tulsequah project, held by subsidiary Redfern. This decision resulted from receipt of a new Project Approval Certificate on December 13, 2002. Redfern conducted a surface and underground drill program at Tulsequah designed to evaluate the potential for significant new zones of mineralization and/or extensions to the previously defined resource. Over 10,000 m of drilling was completed resulting in the discovery of a new sulphide lens on the west flank of the deposit at a higher stratigraphic level. Incremental extensions to the known resource resulted from drilling on the western margin of the main sulphide horizon. This work demonstrated the potential for significant additions to the Tulsequah deposit. The Company also established a protocol for satisfying one of the PAC conditions relating to further characterization of the sediments underlying the proposed tailings pond and commenced work to define a protocol to satisfy the second condition relating to chronic toxicity effects of proposed water treatment plant effluent discharge. Work at the Hawk gold property was limited to property maintenance pending re-activation or securing a farm-in partner.

Total costs incurred by the Company in 2003 were $2,459,811 compared to $779,767 in 2002. Exploration expenditures increased to $2,074,555 in 2003 compared to $413,341 in 2002. Most of this increase in 2003 was spent at the Tulsequah project. Expenditures in both years were funded principally by the issue of shares with a lesser contribution from proceeds received on the sale of long term investments as described under the sections "Liquidity and Capital Resources".

Redfern continued to receive revenue from its investment interests in certain developed oil and gas properties in Alberta. The revenue from these interests totalled $41,250 and $32,169 in 2003 and 2002, respectively. The increase in revenues received in 2002 is attributable to higher realized prices for the oil and gas products overall in 2003 as compared to 2002. No additional capital costs were incurred to maintain Redfern's interest in these properties in 2003.

Income from interest and other revenue increased to $57,682 in 2003 from $39,177 in 2002, principally from increases in cash and cash equivalents and investments in 2003. These funds, as well as funds generated from oil and gas revenues and proceeds from issuance of share capital in 2003, were used by the Company for operating purposes. A small amount of additional cash for operating purposes was generated from proceeds from the sale of long-term investments. The Company generated $2,689,109, net of financing costs, from issuance of share capital in 2003 compared with $476,130 from share capital financing in 2002. Share capital proceeds in 2003 were primarily derived from private placements ($2,084,459), with $571,250 deriving from exercise of warrants and $33,400 from exercise of share options. In 2002 all of the share capital proceeds derived from private placement financing activity.

In 2003 long term investments were reduced through the sale by Redfern of 447,500 shares of Eurozinc for gross proceeds of $40,695, resulting in a gain of $17,170. This compares with sales of 1,300,000 Eurozinc shares in 2002 for gross proceeds of $172,231 and a net gain of $103,890. Proceeds from the sales were used for operating purposes.

The Company experienced a slight increase in overhead expenses of $18,830 to a total of $385,256 in 2003 compared to $366,426 in 2002. Reductions in taxes and fees were offset by increases in office and insurance costs.

Fiscal 2002 compared with Fiscal 2001

The Company was actively engaged in exploration activities in 2002, primarily at the Hawk gold property acquired by staking and a purchase agreement at the beginning of the year. The Company conducted geological, geochemical and prospecting surveys which were successful in delineating a number of gold and copper-bearing veins. Subsequent drilling located extensions of the veins but intersections were generally too narrow to be of economic interest. One target was recommended for further work. The Company is currently seeking a partner to advance the project. Activities at Redfern's Tulsequah property were limited to maintenance activities pending the outcome of the decision of the Ministers pursuant to the February 1, 2002 order of the BC Court of Appeal to remit the project back to the Ministers. The project was remitted to the Ministers in June but the decision to grant a new PAC was not made until December 13, 2002.

Total costs incurred by the Company in 2002 were $779,767 compared to $573,430 in 2001. Exploration expenditures increased to $413,341 in 2002 compared to $153,244 in 2001. Most of this increase in 2002 was spent at the Hawk project ($342,718) compared to Tulsequah ($70,623). Expenditures in both years were funded principally by the issue of Common Shares with a lesser contribution from proceeds received on the sale of long term investments as described under the sections "Liquidity and Capital Resources".

Redfern continued to receive revenue from its investment interests in certain developed oil and gas properties in Alberta. The revenue from these interests totalled $32,169 and $51,000 in 2002 and 2001, respectively. The decrease in revenues received in 2002 is attributable to lower realized prices for the oil and gas products overall in 2002 as compared to 2001. No additional capital costs were incurred to maintain the Company's interest in these properties in 2002.

Income from interest and other revenue declined to $39,177 in 2002 from $109,601 in 2001, principally from reductions in cash and cash equivalents and investments in 2002. These funds and funds generated from oil and gas revenues and proceeds from issuance of share capital in 2002 were used by the Company for operating purposes. Additional cash for operating purposes was generated from proceeds from the sale of long-term investments. The Company generated $476,130, net of financing costs, from issuance of share capital in 2002 compared with $394,209 from share capital financing in 2001.

In 2002, long term investments were reduced through the sale by Redfern of 1,300,000 shares of Eurozinc for gross proceeds of $172,231, resulting in a gain of $103,890. This compares with sales of 2,000,000 Eurozinc shares in 2001 for gross proceeds of $436,154 and a net gain of $331,014. Proceeds from the sales were used for operating purposes and, in 2001, to retire long term debt.

The Company was successful in further reducing overhead expenses and income tax expense by $53,760 to a total of $366,426 in 2002 compared to $420,186 in 2001. Reductions in office, legal and generative costs were partially offset by increases in insurance and regulatory fees.

6.1.2 Quarterly Information

Quarterly information for the eight quarters ended December 31, 2003 is presented for the Company, consolidating the financial data for its subsidiary Redfern.

Interim financial information for the financial year ended Dec 31, 2003:

Quarter ended	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003
Net revenue (1)	$11,349	$36,976	$33,699	$11,349
Net earnings (loss)	$(96,336)	$(326,962)	$(1,223,995)	$(715,683)
Net earnings (loss) per share (3)	$(0.01)	$(0.01)	$(0.04)	$(0.02)
Long term debt (2)	$ -	$ -	$ -	$ -
Cash dividends paid	$ -	$ -	$ -	$ -

Interim financial information for the financial year ended Dec 31, 2002:

Quarter ended	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002
Net revenue (1)	$115,920	$10,379	$9,431	$6,902
Net earnings (loss)	$(709)	$(137,675)	$(356,958)	$(141,793)
Net earnings (loss) per share (3)	$(0.00)	$(0.01)	$(0.01)	$(0.01)
Total assets	$5,602,719	$5,956,720	$5,646,591	$5,485,058
Long term debt (2)	$ -	$ -	$ -	$ -
Cash dividends paid	$ -	$ -	$ -	$ -

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Loss per share is not presented on a fully diluted basis as it is anti-dilutive.

6.1.3 Liquidity and Capital Resources

During the past two years, the Company has raised cash proceeds pursuant to share offerings of $3,165,239, net of financing costs. The Company has no long term debt. In 2003, Redfern sold 447,500 shares of EuroZinc for net proceeds of $40,695 as compared to proceeds of $172,231 in 2002 from the sale of 1,300,000 shares of Eurozinc. Redfern retained a total of 330,926 shares of EuroZinc as of December 31, 2003. The cash resources of the Company and Redfern have been principally used to fund the exploration of its mineral properties and the feasibility, permitting and defense of the permitting of the Tulsequah Project as well as to fund the Company's net overhead expenses and project generation costs. A total of $0.17 million 536,538 remains in cash and term deposits at December 31, 2003 (2002 - $0.2 million 172,945).

The recoverability of amounts shown for mineral properties is dependent upon completion of remaining permitting with the government with respect to Redfern's Tulsequah Project. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2002. Remediation expenditures of $119,350 in 2003 were funded by withdrawals from this account and no additional top-up was required in 2003.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

6.1.4 Results of Operations

Acquisitions and Divestitures

In 2003, the Company did not acquire any additional claims or abandon any claims held as of December 31, 2002. During the year ended December 31, 2002, the Company acquired eleven new mineral claims forming part of the Hawk gold project located in north central BC. There were no changes to the mineral claims at Redfern's Tulsequah Project in 2003 or 2002 and Redfern did not participate in any capital contributions in respect of its oil and gas interests in 2003 or 2002.

6.2 Foreign GAAP

Not Applicable.

7. MARKET FOR SECURITIES

7.1 Market for Securities

Redcorp's Common Shares are listed and posted for trading on the TSX under the symbol "RDV".

8. DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The directors and executive officers of Redcorp are listed below. The number of common shares of Redcorp beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers as a group as of May 14, 2004 is 1,412,181 shares representing 2.60% of issued shares.

Name, Municipality of Residence and Position with Redcorp	Principal Occupation During Five Preceding Years[1]	Duration and Term of Office
Terence E. Chandler Coquitlam, B.C. President, Chief Executive Officer & Director	Geologist, President & CEO of Redcorp since March 2000; President of Redfern from September 1995; Vice-President, Exploration of Redfern from 1992 to 1995; formerly Senior Vice-President of EuroZinc Mining Corporation from June 1997 to June 2000	Director since March 2000. Term expires June 21, 2004
Robert G. Carmichael North Vancouver, BC Vice-President, Exploration	Geological Engineer; Vice-President, Exploration of EuroZinc Mining Corporation since May 2000; Vice President, Exploration of Redcorp since July 2000; Formerly: Vice-President of Redfern from June, 1997 to July 2000, Vice President, Exploration of International Vestor Resources Ltd. from June 1997 to May 2000	N/A
Shirley Hilton Delta, BC Secretary-Treasurer	Secretary-Treasurer and Office Manager of Redcorp since March 2000; Office Manager, Redfern Resources Ltd. from 1981 to 2000; Office Manager Sutton Resources Ltd. from 1981 to 1999. Principal occupation as office Manager for Canico Resource Corp. since December 2001 and assistant corporate secretary of Canico Resource Corp. since April 2003 since February 2002 a natural resource exploration and development company	N/A
Dr. Abraham Aronowicz[2] Vancouver, BC Director	Independent businessman; Former director of Redfern since July, 1993; Principal occupation as President of EMTWO Properties Inc. since 1982, a real estate company; President of DJA Enterprises since 1985, a real estate company	Director since March 2000. Term expires June 21, 2006
Wayne J. Babcock[2][3][4] Vancouver, BC Director	Geophysicist, Former Director of Redfern since 1985; Principal occupation as President & C.E.O. of Dynamic Oil & Gas Inc. since 1981, an oil and gas company	Director since March 2000. Term expires June 21, 2005
J. Michael Kenyon[3] Vancouver, BC Director	Geologist; Secretary-Treasurer of Redfern from January 1979 to March 2000; Formerly President & C.E.O. of Sutton Resources Ltd. from 1979 to 1999. Consultant to Barrick Gold Corp. April 1999 to March 2002; Principal occupation as President and CEO of Canico Resource Corp. since February 2002 a natural resource exploration and development company	Director since March 2000. Term expires June 21, 2004

Name, Municipality of Residence and Position with Redcorp	Principal Occupation During Five Preceding Years[1]	Duration and Term of Office
Jonathan A. Rubenstein[2][4] Vancouver, BC Director	Former Director of Redfern from 1984-2000; Principal occupation since February 2000: Vice President and Corporate Secretary and director of Canico Resources Corp. since February 2002 a mineral resource exploration and development company	Director since March 2000. Term expires June 21, 2006

(1) The information as to principal occupation, not being within the knowledge of Redcorp, has been furnished by the respective directors and officers
(2) Denotes member of Audit Committee.
(3) Denotes member of Compensation Committee.
(4) Denotes member of the Corporate Governance Committee.

Redcorp does not have an executive committee.

8.2 Corporate Cease Trade Orders or Bankruptcies

J. Michael Kenyon, director of Redcorp was a director of Crown Resource Corp ("Crown") until November 2001. Crown's listing price fell below TSX listing requirements and Crown was de-listed from The TSX as of August 13, 2001. Crown has been in default since August 27, 2001 on certain debentures and has entered into an arrangement with the debenture holders to restructure the terms of said debentures. Crown has indicated that there is no assurance that it will be able to restructure the debentures and may seek protection under US federal bankruptcy laws to file a plan of reorganization and complete the restructuring plan.

Jonathan Arn Rubenstein was a director of Pacific Minesearch Limited ("Pacific") in or around 1992 when Pacific was suspended for failure to file financial statements. Pacific failed financially shortly thereafter. Mr. Rubenstein was also a director of Primero Industries Inc. ("Primero") in 1998 when Primero made a voluntary assignment into bankruptcy as a result of events which occurred prior to Mr. Rubenstein becoming a director.

Other than as set out above, none of the directors or officers of Redcorp or shareholders holding enough securities to materially affect the control of Redcorp, to Redcorp's knowledge is, or during the ten years preceding the date of this AIF has been, a director or officer of any issuer that, while the person was acting in that capacity:

1. was the subject of a cease trade order or similar order that denied such issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or

2. became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

None of the directors or officers of Redcorp, or shareholders holding enough securities to materially affect the control of Redcorp, has to Redcorp's knowledge, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

8.4 Personal Bankruptcies

During the ten years preceding the date of this AIF, none of the directors or officers of Redcorp, or shareholders holding enough securities to materially affect the control of Redcorp, or a personal holding company of any such person, has, to Redcorp's knowledge, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

8.5 Conflicts of Interest

To Redcorp's knowledge, there are no existing or potential material conflicts of interest between Redcorp or its subsidiaries and a director or officer of Redcorp or its subsidiaries.

All of Redcorp's directors and officers have other business interests, and are directors or officers of other resource companies.

9. ADDITIONAL INFORMATION

9.1 Additional Information

Upon request to the secretary of Redcorp at our corporate head office, we will provide:

1. when the securities of Redcorp are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

    (a) one copy of this AIF, together with one copy of any document, or the pertinent pages of any document incorporated by reference in this AIF;

    (b) one copy of the comparative financial statements for the year ended December 31, 2003 together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Redcorp that have been filed;

    (c) one copy of the information circular of Redcorp in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c); or

2. at any other time, one copy of any documents referred to in 1(a), (b) or (c);

3. additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the information circular for our most recent annual meeting that involved the election of directors, and that additional financial information is provided in our comparative financial statements for our most recently completed financial year.